September 19, 2018

Christina Fettig; Senior Counsel

Sonny Oh; Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Biondo Growth Fund and Biondo Focus Fund

Dear Ms. Fettig and Mr. Oh:

On August 10, 2018, Northern Lights Fund Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Biondo Growth Fund (the “Target Fund”), a series of the Trust, with and into the Biondo Focus Fund (the “Survivor Fund”), a series of the Trust (the “Reorganization”). On August 27, 2018 and September 6, 2018 you each, separately, provided oral comments pertaining to the N-14 to Joshua Hinderliter of Thompson Hine LLP. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. A redlined copy of the N-14 reflective of the comments and responses below is included as an exhibit to this response letter.

General

1. Comment:	Please incorporate, by reference, the June 30, 2018 semi-annual financial statements into the statement of additional information on page B-5.

Response: The requested semi-annual financial statements have been incorporated.

2. Comment:	Please provide a more detailed description of the “Title of Securities Being Registered” including the specific Fund and share class.

Response: The Registrant will consider making a revision in future filings.

Questions and Answers

3. Comment:	In regards to the question: “Who will pay for the Reorganization” – please include a cost estimate for the Reorganization.

Response: The disclosure has been revised as follows:

September 19, 2018

The costs of the Reorganization will be borne by Biondo Investment Advisors, LLC, each Fund's investment adviser. The costs associated with the Reorganization will not have an effect on the net asset value per share of either Fund. The costs associated with the Reorganization are expected to be approximately $25,000.

4. Comment:	As written, the answer to “Why is no shareholder action necessary” suggests that Rule 17a-8 allows for a fund merger without a shareholder vote, when it actually provides for an exemption. Please revise this answer to reflect the exemption.

Response: The disclosure has been revised as follows:

Neither a vote of the shareholders of the Target Fund nor a vote of the shareholders of the Survivor Fund is required to approve the Reorganization under the Delaware Statutory Trust Act or under the Trust's declaration of Trust. Pursuant to an exemption provided under Rule 17a-8 of the 1940 Act, a vote of shareholders of the Target Fund is not required.

Prospectus Cover Page

5. Comment:	In regards to the statement: “The Survivor Fund pursues an investment objective identical…” – please update the statement to read , “The Survivor Fund pursues an investment objective similar…”. Please make this change throughout both the prospectus and SAI where appropriate.

Response: The requested chnages have been made throughout the filing.

6. Comment:	Please ensure that the disclosure required by Form N-14 Item 1(b)(4)(iii) and 1(b)(5) is included.

Response: The required disclosures under these Items have been provided.

7.	Comment: Please add the legend required by Rule 481(b).

Response: The following disclosure has been added:

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS COMBINED

September 19, 2018

PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus
8. Comment:	Please consider mentioning the reduction in the Survivor Fund’s management fee.

Response: The Registrant notes that the recent fee reduction for the Survivor Fund is disclosed in a footnote to the fee table

9. Comment:	Within the Table of Contents, please revise “Exhibit B” to read: Statement of Additional Information and Consolidated Financial Highlights.

Response: The Registrant declines to revise existing disclosure.

Investment Objectives and Principal Investment Strategies

10. Comment:	Please revise this section so that it is a summary of each Fund’s principal investment strategies that highlights differences rather than just being a summary of each Fund.

Response: The Registrant notes that the Fund’s principal investment strategies are very much the same with the exception that the Survivor Fund has a more concentrated portfolio. To that end, the following disclosure has been added:

Historically, the Survivor Fund has generally been invested in fewer issuers than the Target Fund has.

Principal Investment Risks

11. Comment:	Please move this section so that it immediately proceeds the section entitled “Comparison of the Target Fund and Survivor Fund”.

Response: The requested change has been made.

12. Comment:	Please more precisely depict which risks apply to which Fund. Consider listing out the risks that are unique to each Fund, such as is done for each Fund’s principal investment strategies.

September 19, 2018

Response: The Registrant notes that each risk is attached to a Fund as applicable.

Fees and Expenses

13. Comment:	Please confirm, in correspondence, the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant so confirms.

14. Comment:	Please consider changing the follow statement: “The Other Expenses for the Target Fund are higher than those of the Survivor Fund…” to, “...higher than the estimated expenses of the Survivor Fund, after the merger”.

Response: The requested change has been made.

15. Comment:	Whenever discussing expense ratios for the Funds, please discuss both the gross and net ratios.

Response: The requested change has been made as applicable.

16. Comment:	Please explain, why as currently depicted in the fee table, the interest expense is expected to be “0”.

Response: The interest expense is listed as 0.00% as the loan to which the interest expense relates was paid off prior to the approval of the reorganization.

17.	Comment: Please explain what will happen to the Target Fund’s Class B shares following the merger.

Response: There is no such class of shares for the Funds.

18. Comment:	Please revise footnote 3 to read as follows- “These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waiver or reimbursed) if such recoupment can be achieved within the foregoing expense limits and the expense limits at the time of recoupment.”

Response: The requested change has been made.

September 19, 2018

19. Comment:	Please change the paragraph on page 9 that begins with “The Survivor Fund’s Adviser ……” to footnote 4 to the Fees and Expenses Table.

Response: The requested change has been made.

20. Comment:	Please confirm, in correspondence, that any Target Fund expenses that are subject to recapture will not be carried over after completion of the merger.

Response: The Registrant so confirms.

Comparison of Investment Objectives and Principal Investment Strategies

21. Comment:	Please include more disclosure that highlights the differences between the Funds’ respective principal investment strategies.

Response: Please see response to Comment 10. There is essentially no difference between the investment strategies of each Fund.

22. Comment:	As the Survivor Fund references long and short positions, please confirm the fee table includes all estimates of interest and divided expenses for the Survivor Fund.

Response: The Registrant so confirms.

23. Comment:	Please revise the fee waiver language to conform with comment 8. Additionally, please explain, in correspondence, how the disclosure, “for the fiscal year ended December 31, 2017, the adviser received an advisory fee equal to 1.30% of the Biondo Focus Fund's average daily net assets and 0.62% of the Biondo Growth Fund's average daily net assets.” corresponds with the fee table on page 9.

Response: The requested change has been made. The Registrant notes that the Focus Fund previously has an investment advisory fee of 1.50% of the Fund’s average daily net assets.

24. Comment:	Please explain the basis of the disclosure, “The adviser selects equity securities based on fundamental, bottom-up research. These equity securities consist of common stocks and securities having the characteristics of common stocks that are issued

September 19, 2018

by companies with consistent records of financial performance and strong management teams. Other factors that influence investment decisions include economic and technical analysis. The Fund will invest in domestic companies, but also may invest in securities of foreign issuers.” – as it does not in the principal investment strategy disclosure elsewhere in the Information Statement.

Response:

25. Comment:	Please explain the basis of the disclosure, “The Fund may also employ leverage, including bank borrowing, of up to 33% of the Fund’s assets (defined as net assets plus borrowing) for investment purposes.” – as it does not in the principal investment strategy disclosure elsewhere in the Information Statement.

Response: The Registrant notes the following existing disclosure which appears in the section entitled “Investment Objectives and Principal Investment Strategies.”

Both the Target Fund and Survivor Fund may also employ leverage, including bank borrowing of up to 33% of each Fund’s assets (defined as net assets plus borrowing for investment purposes).

Fundamental Investment Policies

26. Comment:	Please include the relevant policies with regard to borrowing money and underwriting.

Response: The Registrant notes that existing disclosure provides for each as follows:

Each Fund has adopted the following investment restrictions that may not be changed without approval by a "majority of the outstanding shares" of the Fund which means the vote of the lesser of (a) 67% or more of the shares of the Fund represented at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund.

1. Issue senior securities, borrow money or pledge its assets, except that (i) the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); and (ii) this restriction shall not prohibit the Fund from engaging in options transactions or short sales;

September 19, 2018

2. Purchase securities on margin, participate on a joint or joint and several basis in any securities trading account, or underwrite securities. (Does not preclude the Fund from obtaining such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities.)

Performance History

27. Comment:	Please revise references to Class I to read Investor Class.

Response: The requested change has been made.

Management of the Funds

28. Comment:	Please provide more updated information pertaining to the adviser’s total assets under management.

Response: The disclosure has been revised as follows:

Biondo Investment Advisors, LLC manages assets of approximately $616 million as of June 30, 2018.

29. Comment:	Please provide the recoupment language requested in Comment 18.

Response: The requested change has been made.

Reasons for the Reorganization

30. Comment:	Please provide any applicable disclosure concerning adverse factors that the Board may have considered when approving the merger.

Response: The disclosure accurately describes the Board’s deliberations.

Federal Income Taxes

31. Comment:	Please provide a tax opinion as to the tax free status of the merger.

Response: The Registrant notes that a tax opinion will not be issued in connection with the Reorganization.

September 19, 2018

32. Comment:	Please disclose any anticipated transaction costs of the merger, and if any, provide such costs both in dollar amount and as a percentage of NAV.

Response: The Adviser has informed the Registrant that it does not anticipate any transactions, other than those made in the normal course of business, in order to effect the Reorganization.

Other Information

33. Comment:	Please include the disclosure required by Form N-14 Item 7(c)(4).

Response: The following disclosure has been added:

A shareholder who owns of record or beneficially more than 25% of the outstanding shares of a Fund or who is otherwise deemed to “control” a Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders.

Financial Highlights

34. Comment:	Please add the narrative introductory disclosure required by Form N-1A Item 13.

Response: The following disclosure has been added:

The financial highlights table is intended to help you understand each Fund’s financial performance for the period of the Fund’s operations. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information for the Fund has been derived from the financial statements audited by BBD, LLP, whose report along with the Fund’s financial statements are included in the Fund’s December 31, 2017 annual report, and the unaudited financial statements for six months ended June 30, 2018 included in the Fund’s June 30, 2018 semi-annual report, both of which are available upon request.

Statement of Additional Information

General

September 19, 2018

35. Comment:	Please revise the pagination of the SAI to be consistent with the Table of Contents.

Response: The requested change has been made. Please see attached redline of filing.

Pro Forma Financial Information

36. Comment:	Please ensure the Funds’ semi-annual financial statements are incorporated. Revise all disclosure accordingly.

Response: The requested change has been made. Please see attached redline of filing.

37. Comment:	Please add a note at the end of each Pro-Forma page that states “see notes to Pro Forma”.

Response: The requested change has been made.

38. Comment:	Please revise the title of the last column of the Pro Forma Statements of Assets and Liabilities Chart to read “Pro Forma Survivor Fund” and add an Adjustments column similar to the one presented in the capitalization table.

Response: The requested change has been made. Please see attached redline of filing.

39. Comment:	Please revise the period of the Pro Forma Consolidated Statements of Operations to cover a twelve month period.

Response: The requested change has been made. Please see attached redline of filing.

40. Comment:	Please modify the Pro Forma Consolidated Statements of Operations table by removing the “Grand Total” column and renaming the “Total Assets” column to “Pro Forma Combined”.

Response: The requested change has been made. Please see attached redline of filing.

41. Comment:	Please confirm whether the Survivor Fund has interest expense and if so, please reflect the interest expense in the fee table.

September 19, 2018

Response: Please see response to Comment 16.

42. Comment:	Please explain each Pro Forma Adjustment in a footnote at the bottom of the statement.

Response: The disclosure has been revised as follows:

Pro forma adjustment to the investment advisory fee reflects the application of the Survivor Fund’s management fee against the pro forma assets of the Survivor Fund post-merger. With the exception of Shareholder Reporting Fees, all other pro forma adjustments reflect changes pursuant to economies of scale savings and/or the elimination of redundant fees or expenses. The pro forma adjustment for Shareholder Reporting Fees is attributable to the anticipated greater number of shareholders in the Survivor Fund post-merger.

43. Comment:	Please combine the “Adjustment” and “Pro Forma” columns and revise the last column to read “Pro Forma Combined”.

Response: The requested change has been made. Please see attached redline of filing.

Notes to Pro Forma Financial Statements

44. Comment:	Please add an additional note to the financial statements that addresses the cost of the Reorganization and who will pay the cost of the Reorganization.

Response: The following disclosure has been added:

Note 6 – Costs Of Reorganization

The costs of the Reorganization will be borne by Biondo Investment Advisors, LLC, each Fund's investment adviser. The costs associated with the Reorganization will not have an effect on the net asset value per share of either Fund. The costs associated with the Reorganization are expected to be approximately $25,000.

45. Comment:	Please add a statement verifying the Target Fund complies with the investment restrictions and compliance guidelines of the merged funds.

September 19, 2018

Response: The Registrant declines to revise existing disclosure.

Part C

46. Comment:	Rather than list the Plan of Reorganization as an exhibit to the Information Statement, please state exactly where it is within the document and remove it from the exhibit list.

Response: The Registrant declines to revise existing disclosure.

47. Comment:	Please confirm that all applicable exhibits regarding any 12b-1 or 18f-3 Plans have been provided.

Response: The Registrant notes that a 497 filing was made and that there will not any amended filing made on Form N-14. The Registrant will note this comment for future filings on Form N-14.

48. Comment:	Please revise Items 15(a) and (b) as they are more appropriately listed as Items 17(a) and (b).

Response: The Registrant notes that a 497 filing was made and that there will not any amended filing made on Form N-14. The Registrant will note this comment for future filings on Form N-14.

49. Comment:	Please provide revised Powers of Attorney that specifically authorized the filing of this Information Statement.

Response: The Registrant notes that powers of attorney for Forms N-14 for the Trust have been previously filed and is unaware of any requirement to have powers of attorney for each N-14 filing. The Registrant further notes that powers of attorney are governed by state law, not the federal securities law and that it believes that its powers of attorney are legally sufficient and enforceable under state law.

50. Comment:	Please revise the date referenced in Item 16, as Post-Effective Amendment was filed on June 30, 2017 rather than June 29, 2017.

Response: The Registrant notes that a 497 filing was made and that there will not any amended filing made on Form N-14. The Registrant will note this comment for future filings on Form N-14.

September 19, 2018

If you have any questions concerning this request please contact Andrew J. Davalla at (614) 469-3353.

Sincerely,

/s/ Andrew J. Davalla

Andrew J. Davalla